                                                  FILED PURSUANT TO RULE 424B(2)
                                                           FILE NUMBER:333-81953
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 13, 1999)




                               14,000,000 SHARES


                               [GRAPHIC OMITTED]



                              THE AES CORPORATION
                                 Common Stock
We are offering all of these shares of common stock and will receive all of the net proceeds of this offering.

We are offering these shares of common stock at the same time that our subsidiary, AES Trust III, is offering $450 million aggregate principal amount of its trust convertible preferred securities. The trust convertible preferred securities are convertible into shares of our common stock. Our offering of common stock is not contingent upon the closing of the offering of the trust convertible preferred securities.

Our common stock is listed on the New York Stock Exchange under the symbol "AES". On October 7, 1999, the closing price for our common stock, as reported on the NYSE, was $57.1875 per share.


See "Risk Factors" on page 3 of the accompanying prospectus for a discussion of certain factors that you should consider before buying our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURRACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                               PER SHARE       TOTAL
Initial public offering price ..............   $ 57.1875       $800,625,000
Underwriting discount ......................   $  1.6440       $ 23,016,000
Proceeds, before expenses, to AES ..........   $ 55.5435       $777,609,000

The underwriters may, under certain circumstances, purchase up to an additional 2,100,000 shares at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on October 14, 1999.

The joint lead managers are J.P. Morgan & Co., Goldman, Sachs & Co. and Salomon Smith Barney.


                          JOINT BOOK-RUNNING MANAGERS

                     J.P. MORGAN & CO. GOLDMAN, SACHS & CO.
                               ----------------
                              SALOMON SMITH BARNEY

  DONALDSON, LUFKIN & JENRETTE  PAINEWEBBER INCORPORATED
BANC OF AMERICA SECURITIES LLC  CREDIT SUISSE FIRST BOSTON
LEHMAN BROTHERS  MERRILL LYNCH & CO.  C.E. UNTERBERG, TOWBIN


October 7, 1999

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                               TABLE OF CONTENTS




                                                     PAGE
                                                    -----
                        Prospectus Supplement
Special Note on Forward-Looking
  Statements ....................................    S-2
The Company .....................................    S-3
Recent Developments .............................    S-3
Use of Proceeds .................................    S-5
Capitalization ..................................    S-6
Selected Consolidated Financial Data ............    S-7
Common Stock Price Ranges and Dividends .........    S-8
U.S. Federal Income Tax Considerations for
  Non-U.S. Holders of Common Stock ..............    S-9
Underwriting ....................................    S-11
Legal Matters ...................................    S-12
Experts .........................................    S-12


                                                     PAGE
                                                    -----
                                 Prospectus
About this Prospectus ...........................    2
Risk Factors ....................................    3
Where You Can Find More Information .............    9
Incorporation of Documents by Reference .........    9
Special Note on Forward-Looking
  Statements ....................................    9
Use of Proceeds .................................   10
Ratio of Earnings to Fixed Charges ..............   10
The Company .....................................   10
Description of Capital Stock ....................   11
Common Stock ....................................   11
Description of Debt Securities ..................   17
Description of Stock Purchase Contracts and Stock
  Purchase Units ................................   26
Description of Securities Warrants ..............   26
Plan of Distribution ............................   27
Legal Matters ...................................   28
Experts .........................................   28


                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS


       This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions related to AES, including, among other things:

       o changes in company-wide operation and plant availability compared to our historical performance;

       o changes in our historical operating cost structure, including changes in various costs and expenses;

       o political and economic considerations in certain non-U.S. countries where we are conducting or seeking to conduct business;

       o restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems;

       o regulation and restrictions related to our business;

       o legislation intended to promote competition in U.S. and non-U.S. electricity markets;

       o tariffs;

       o changes in market prices for electricity in markets where we have not fully contracted for our electricity sales;

       o governmental approval processes;

       o environmental matters;

       o construction, operating and fuel risks;

       o load growth, dispatch and transmission constraints;

       o impact of the Year 2000 issue;

       o conflict of interest with contracting parties and

       o adherence to our principles.

       We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  THE COMPANY


       We are a global power company committed to serving the world's need for electricity in a socially responsible way.

       We have been successful in growing our business and serving additional customers by, in part, participating in competitive bidding under privatization initiatives. We have been particularly interested in acquiring existing businesses or assets in electricity markets that are promoting competition and eliminating rate of return regulation. Sellers generally seek to complete such transactions in less than one year, much quicker than the time periods associated with greenfield development, and usually require payment in full on transfer. We believe that our experience in competitive markets and our worldwide integrated group structure, with our significant geographic coverage and presence, enable us to react quickly and creatively in these situations. Since 1994, our total net generating capacity in megawatts or MW has grown from 2,479 MW to 28,986 MW at June 30, 1999 (an increase of 1,069%), with the total number of plants in operation increasing from 9 to 98. Additionally, our total revenues have increased at a compound annual growth rate of 46% from $533 million in 1994 to $2,398 million in 1998, while net income has increased at a compound annual growth rate of 33% from $100 million to $311 million over the same period.

       Our ownership portfolio of power facilities includes new plants constructed for such purposes, so-called greenfield plants, as well as existing power plants acquired through competitively bid privatization initiatives and negotiated acquisitions. In the electricity generation business, we now own and operate (entirely or in part) a diverse portfolio of electric power plants (including those within integrated distribution companies) with, as of June 30, 1999, net capacity of 28,986 MW. Of that total, 42% are fueled by coal or petroleum coke, 25% are fueled by natural gas, 28% are hydroelectric facilities and 5% are fueled by oil. A majority of our sales of electricity are made to customers (generally electric utilities or regional electric companies), on a wholesale basis for further resale to end users. This is referred to as the electricity "generation" business. Sales by these generation companies are usually made under long-term contracts from power plants owned by our subsidiaries and affiliates, although we do, in certain circumstances, make sales into regional electricity markets without contracts.


                              RECENT DEVELOPMENTS


       Our recent activities evidence our accelerated pace of acquiring and developing assets and businesses. Importantly, our activity has been worldwide and diversified over generation, transmission, distribution, and competitive retail services. For example:

       We announced on August 18, 1999 that a subsidiary of ours reached agreement with National Power plc for the acquisition of the Drax Power Station, Ltd. ("Drax") for \P1.875 billion (approximately $3 billion). Drax is a 3,960 MW coal fired power station complete with flue gas desulphurisation located on an 1800 acre site in northern England. We believe it is the largest coal-fired plant in western Europe and generates approximately 8% of the electricity consumed in England and Wales. The acquisition of Drax will provide a foundation upon which we intend to build our European franchise. Completion of the transaction is subject to a number of conditions, including the receipt of certain regulatory approvals and the approval of the shareholders of National Power. Closing is expected to occur later this year.

       We announced on November 23, 1998, a definitive agreement to acquire all of CILCORP's 13,610,680 common shares at a price of $65 per share, or approximately $885 million. CILCORP is an integrated electric and gas utility based in central Illinois that combines two coal-fired generation plants producing an aggregate 1,157 MW of capacity and an extensive transmission and distribution network that serves 193,000 electricity customers and 203,000 gas customers. On August 20, 1999, we received from the Securities and Exchange Commission an exemption to the Public Utilities Holding Company Act of 1935, enabling us to purchase CILCORP, while maintaining our existing ownership levels in the United States power plants developed under the auspices of the 1978 Public Utility Regulatory Policy Act. CILCORP represents our first investment in a U.S. distribution company. We plan to close the CILCORP acquisition early in the fourth quarter of 1999.

       In May 1999, we completed the acquisition of six coal-fired, electric generating plants from NGE Generation, a subsidiary of Energy East, Inc., for approximately $950 million. The output of these plants is currently sold into the merchant power market.

       On August 10, 1999, we announced the acquisition of 51% of Eletronet, a Brazilian telecommunications company which owns and operates approximately 5,000 kilometers of dark fiber optic cable attached to Brazil's national electric network, for approximately $155 million. Eletronet was created in 1998 to construct a national broadband telecommunications network attached to the existing national electrical transmissions grid in Brazil. This purchase price will be paid in installments through 2002. Eletronet plans to use the proceeds of the sale of 51% of the company to expand this network to approximately 12,000 kilometers of fiber optic cable. The fiber optic cable is intended to be sold to other telecommunication carriers. The other 49% of Eletronet is controlled by Lightpar, a subsidiary of state-controlled Eletrobras. This investment will leverage into the telecommunications sector our existing operations and experience in the Brazilian utilities market.

       We announced on May 18, 1999, the acquisition of energy services provider New Energy Ventures for approximately $90 million in cash, stock and debt. The new subsidiary, renamed NewEnergy, was purchased from UniSource Energy and New Energy Holdings. It was formed in 1995 to serve customers in every state where a competitive energy market is emerging. This technology-based energy company is active in markets throughout the U.S. NewEnergy's services include energy buying for customers, energy efficiency services and low-cost supply of energy-related equipment and supplies. The acquisition of NewEnergy marks our entrance into the energy retail marketing business.

       On August 24, 1999 we announced the formation of Power Direct, a new energy services subsidiary that will provide electricity and natural gas services to retail customers in the United States. Power Direct's principal focus will be residential and small to mid-sized commercial energy users, and will complement NewEnergy's focus on larger commercial and industrial customers.

       We announced on August 5, 1999 the completion of the acquisition of 50% of Empresa Distribuidora de Electricidad del Este ("EDE Este") the distribution company providing electricity to approximately 400,000 customers in the eastern portion of the Dominican Republic, for approximately $109 million. We believe our investment in EDE Este complements our existing investments in the Los Mina generating facility.

       EDE Este was funded through a $340 million bridge loan with a subsidiary, AES Texas Funding LLC (the "Texas Bridge"). The Texas Bridge is secured by a pledge of 15.8 million shares of our common stock to the borrower. One of our subsidiaries, AES New York Funding LLC, is party to a $300 million loan which is also secured by a pledge of 15.6 million shares of our common stock. If the lenders to AES Texas Funding LLC or AES New York Funding LLC foreclose on these loans, the lenders would be entitled to register and sell the number of shares of our common stock that would be required to repay these loans in full. The registration and sale of such shares in the public market would likely have an adverse effect on the market price of our common stock.

       None of the financial information included herein reflects or gives effect to the pending acquisitions described above. We cannot assure you that these acquisitions will be consummated or will perform as expected or that the returns from such acquisitions will support the indebtedness we will incur to acquire them.

                                USE OF PROCEEDS


       The net proceeds (before expenses) from this offering of common stock are estimated to be $777,609,000 ($894,250,350 if the underwriters' overallotment option is exercised in full). We intend to use the net proceeds (1) to fund a portion of the purchase price of CILCORP, (2) to fund a portion of the purchase price of Drax, (3) unless we obtain a waiver, to repay a portion of the $340 million Texas Bridge and (4) for general corporate purposes. Pending such uses, we may use a portion of the proceeds to temporarily repay amounts outstanding under our revolving credit agreement. The revolver bears interest at a weighted average interest rate of LIBOR plus 2% and matures in December 2000. As of September 24, 1999, $122 million was outstanding under the revolver.

       AES Trust III is concurrently offering 9,000,000 of its preferred securities. The proceeds (before expenses) to AES Trust III from the offering of preferred securities are estimated to be $450 million ($517.5 million if the underwriters' overallotment option is exercised in full) and will be invested by AES Trust III in our junior subordinated debt securities. We intend to use the net proceeds from the concurrent preferred securities offering (1) to fund a portion of the purchase price for the Drax power station, (2) unless we obtain a waiver, to repay a portion of the $340 million Texas Bridge and (3) for general corporate purposes.

       We expect to fund the remainder of the Drax and CILCORP acquisitions through a combination of non-recourse project financing and additional debt financing by AES. None of the foregoing sources of funds is committed. Accordingly, we cannot assure you that such sources or any other sources will be available on favorable terms or at all.

       The offerings of common stock and preferred securities are not conditioned on each other or conditioned on the consummation of the acquisition of Drax or CILCORP and accordingly, if these acquisitions are not consummated, we will use the net proceeds that would have been used for such acquisitions for general corporate purposes.

       One of our subsidiaries, AES Texas Funding LLC, is party to the $340 million Texas Bridge with an affiliate of Salomon Smith Barney Inc., as agent and a lender, which is required to be prepaid out of the proceeds of certain debt and equity issuances by us, including the issuance of common stock in this offering and the concurrent offering of the preferred securities. We may seek a waiver of the prepayment provision from the lenders under the Texas Bridge. If we do not obtain this waiver, we will use up to $340 million of the net proceeds of this offering to repay amounts outstanding under the Texas Bridge. The Texas Bridge bears interest at a rate of LIBOR plus 2.75% and matures on March 6, 2000. Borrowings under the Texas Bridge were used to fund the purchase price of EDE Este, a portion of the purchase price of Eletronet and for general corporate purposes.

                                 CAPITALIZATION


       The following table sets forth our short-term debt and our consolidated capitalization as of June 30, 1999, and as adjusted to give effect to the issuance of 14,000,000 shares of common stock in this offering and the concurrent issuance of 9,000,000 preferred securities in the offering by AES Trust III, but not giving effect to the application of any proceeds therefrom or any overallotment options. See "Use of Proceeds."


                                                                                 JUNE 30, 1999
                                                                           --------------------------
                                                                               ACTUAL     AS ADJUSTED
                                                                           ------------- ------------
                                                                            IN MILLIONS, EXCEPT PAR
                                                                                     VALUE
SHORT-TERM DEBT:
Project financing debt (current portion) .................................   $   676       $   676
Revolving bank loan (current portion) ....................................        --            --
                                                                             --------      --------
   Total short-term debt .................................................   $   676       $   676
                                                                             ========      ========
LONG-TERM DEBT:
Revolving bank loan ......................................................   $    60       $    60
Project financing debt ...................................................     4,687         4,687
9 1/2% Senior Notes due 2009 .............................................       500           500
8% Senior Notes due 2008 .................................................       200           200
10 1/4% Senior Subordinated Notes due 2006 ...............................       250           250
8 3/8% Senior Subordinated Notes due 2007 ................................       325           325
8 1/2% Senior Subordinated Notes due 2007 ................................       375           375
8 7/8% Senior Subordinated Debentures due 2027 ...........................       125           125
4 1/2% Convertible Junior Subordinated Debentures due 2005 ...............       150           150
Unamortized discounts on notes and debentures ............................        (6)           (6)
                                                                             --------      --------
   Total long-term debt ..................................................     6,666         6,666
                                                                             --------      --------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
 SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY JUNIOR SUBORDINATED
 DEBENTURES OF THE AES CORPORATION .......................................       550         1,000
                                                                             --------      --------
MINORITY INTEREST ........................................................       773           773
                                                                             --------      --------
STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value: 500 shares authorized; 191 shares issued and
 outstanding (205 on an as adjusted basis) ...............................         2             2
Additional paid-in capital ...............................................     1,757         2,535
Retained earnings ........................................................       950           950
Accumulated other comprehensive loss .....................................    (1,195)       (1,195)
                                                                             --------     ---------
   Total stockholders' equity ............................................     1,514         2,292
                                                                             --------     ---------
   Total capitalization ..................................................   $ 9,503       $10,731
                                                                             ========     =========


                     SELECTED CONSOLIDATED FINANCIAL DATA


       The following table summarizes  certain selected  consolidated  financial data, which should be read in conjunction with our consolidated financial statements and related notes to the consolidated financial statements incorporated by reference in this prospectus supplement. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1998 have been derived from our audited consolidated financial statements. The selected consolidated financial data presented below as of June 30, 1998 and 1999 are derived from our unaudited consolidated financial statements. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year. We believe that the unaudited information for the six months ended June 30, 1998 and 1999 contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results for such periods.


                                                                    YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------------
                                                     1994        1995        1996        1997         1998
                                                 ----------- ----------- ----------- ------------ ------------
                                                         IN MILLIONS, EXCEPT RATIO AND PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Revenues:
 Sales .........................................  $     514   $     672   $     824   $  1,361     $  2,382
 Services ......................................         19           7          11         50           16
                                                  ---------   ---------   ---------   --------     --------
   Total revenues ..............................        533         679         835      1,411        2,398
                                                  ---------   ---------   ---------   --------     --------
Operating cost and expenses:
 Cost of sales .................................        252         388         495        940        1,579
 Cost of services ..............................         13           6           7         41            8
 Selling, general and administrative
   expenses ....................................         32          32          35         45           56
 Provision to reduce contract receivables.               --          --          20         17           22
                                                  ---------   ---------   ---------   --------     --------
   Total operating costs and expenses ..........        297         426         557      1,043        1,665
                                                  ---------   ---------   ---------   --------     --------
Operating income ...............................        236         253         278        368          733
Other income and (expense):
 Interest expense ..............................       (125)       (127)       (144)      (244)        (485)
 Foreign currency exchange (loss) ..............         --          --          --         (7)          (1)
 Interest income ...............................         22          27          24         41           67
 Equity in pre-tax earnings (loss) of
   affiliates ..................................         18          22          49        126          232
                                                  ---------   ---------   ---------   ---------  ----------
Income before income taxes, minority
 interest and extraordinary item ...............        151         175         207        284          546
Income tax provision ...........................         50          65          74         77          145
Minority interest ..............................          3           3           8         19           94
                                                  ---------   ---------   ---------   ---------  ----------
Net income before extraordinary item ...........         98         107         125        188          307
Extraordinary item .............................          2          --          --         (3)           4
                                                  ---------   ---------   ---------   ---------  ----------
Net income .....................................  $     100   $     107   $     125   $    185   $      311
                                                  =========   =========   =========   =========  ==========
Diluted earnings per share .....................  $   0.67    $   0.70    $   0.80    $   1.09   $     1.69
                                                  =========   =========   =========   =========  ==========
Weighted average number of common and
 potential common shares .......................    155.4       155.7       157.2       177.8      189.0
Ratio of earnings to fixed charges (1) .........      2.10 x      2.20 x      1.88 x     1.46 x     1.65 x


                                   SIX MONTHS
                                 ENDED JUNE 30,
                                                 ------------------------
                                                     1998        1999
                                                 ----------- ------------
                                                 IN MILLIONS, EXCEPT RATIO
                                                    AND PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Revenues:
 Sales .........................................  $   1,132   $  1,266
 Services ......................................          8         12
                                                  ---------   --------
   Total revenues ..............................      1,140      1,278
                                                  ---------   --------
Operating cost and expenses:
 Cost of sales .................................        777        825
 Cost of services ..............................          5          5
 Selling, general and administrative
   expenses ....................................         27         31
 Provision to reduce contract receivables.               15         --
                                                  ---------   --------
   Total operating costs and expenses ..........        824        861
                                                  ---------   --------
Operating income ...............................        316        417
Other income and (expense):
 Interest expense ..............................       (202)      (276)
 Foreign currency exchange (loss) ..............         --         (2)
 Interest income ...............................         31         33
 Equity in pre-tax earnings (loss) of
   affiliates ..................................        100        (54)
                                                  ---------   ----------
Income before income taxes, minority
 interest and extraordinary item ...............        245        118
Income tax provision ...........................         69         28
Minority interest ..............................         40         32
                                                  ---------   ----------
Net income before extraordinary item ...........        136         58
Extraordinary item .............................         --         --
                                                  ---------   ----------
Net income .....................................  $     136   $     58
                                                  =========   ==========
Diluted earnings per share .....................  $   0.75    $   0.31
                                                  =========   ==========
Weighted average number of common and
 potential common shares .......................    187.2       188.6
Ratio of earnings to fixed charges (1) .........      1.71x      1.56x

                                                                                                        AS OF
                                                             AS OF DECEMBER 31,                       JUNE 30,
                                             -------------------------------------------------- ---------------------
                                                1994      1995      1996      1997      1998       1998       1999
                                             --------- --------- --------- --------- ---------- ---------- ----------
                                                                           IN MILLIONS
BALANCE SHEET DATA:
Total assets ............................... $1,915    $2,341    $3,622    $8,909    $10,781    $10,464    $11,243
Revolving bank loan (current) ..............     --        50        88        --          8        174         --
Project financing debt (current) ...........     61        84       110       596      1,405        599        676
Revolving bank loan (long-term) ............     --        --       125        27        225        225         60
Project financing debt (long-term) .........  1,019     1,098     1,558     3,489      3,597      4,560      4,687
Other notes payable (long-term) ............    125       125       325     1,069      1,419      1,069      1,919
Company-obligated mandatorily
 redeemable convertible preferred
 securities of subsidiary trusts
 (TECONS) ..................................     --        --        --       550        550        550        550
Minority interest ..........................     21       158       213       525        732        646        773
Stockholders' equity .......................    401       549       721     1,481      1,794      1,532      1,514

---------------------
(1) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which AES believes to be representative of an interest factor.


                    COMMON STOCK PRICE RANGES AND DIVIDENDS


       Our common stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES". The following table sets forth for the periods indicated the high and low sale prices for our common stock as reported on the NYSE Composite Tape. In July 1997, we announced a two-for-one stock split, for holders of record on July 28, 1997 which was paid on August 28, 1997. The prices set forth below reflect adjustment for such stock split.


                                                        HIGH          LOW
                                                    -----------   -----------
1997
----
First Quarter ...................................   $34.13        $22.38
Second Quarter ..................................    37.75         27.50
Third Quarter ...................................    45.25         34.63
Fourth Quarter ..................................    49.63         35.00
1998
----
First Quarter ...................................   $54.31        $39.38
Second Quarter ..................................    58.00         45.63
Third Quarter ...................................    55.38         23.00
Fourth Quarter ..................................    47.38         32.00
1999
----
First Quarter ...................................   $49.25        $32.81
Second Quarter ..................................    59.75         36.75
Third Quarter (through October 7, 1999) .........    66.69         53.06

       No cash dividends have been paid on our common stock since December 22, 1993.

       Our ability to declare and pay dividends, if any, is dependent, among other things, on:

       o the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

       o our ability to service our parent company debt and

       o our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.


                   U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK


       The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust.

       This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders (including Non-U.S. Holders who are pass-through entities) in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.


DIVIDENDS

       Subject to the discussion below, dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

       Under U.S. Treasury Regulations issued on October 6, 1997, which are applicable to dividends paid after December 31, 2000 (the "New Regulations"), in order to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide, among others, special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

       There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. if a Form 4224 stating that the dividends are so connected is filed with the Company or its paying agent. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident unless a specific treaty exemption applies. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. Under the New Regulations, Form W-8 will replace Form 4224.

       Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

       Dividends paid to a Non-U.S. Holder at an address within the U.S. may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to us or our paying agent. Under current United States federal income tax law, backup withholding (imposed at a rate of 31%) generally will not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.


GAIN ON DISPOSITION OF COMMON STOCK

       A Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of such holder in the U.S., (2) in the case of certain Non-U.S. Holders who are non-resident alien individuals and who hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S.
expatriates, or (4) the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

       We believe that it is unlikely that it is, or will be treated as, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to a U.S. federal income tax so long as (1) such Non-U.S. Holder is deemed to have beneficially owned less than or equal to 5% of the Common Stock and (2) our common stock is currently, and will be at the time of disposition, "regularly traded" on an established securities market (within the meaning of Section 897(c)(3) of the Code and the temporary Treasury Regulations thereunder). There can be no assurance that our common stock qualifies or will continue to qualify as "regularly traded" on an established securities market.


INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

       Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the U.S. by or through an office outside the U.S. of a broker that is either (1) a U.S. person, (2) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (3) a "controlled foreign corporation" for U.S. federal income tax purposes, or (4) in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, in each case unless the broker has documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met or that the holder otherwise establishes an exemption.

       Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.


FEDERAL ESTATE TAX

       An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING


       Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell each underwriter, the number of shares of common stock set forth opposite their name below:




                                              NUMBER
                                             OF SHARES
                                           ------------
J.P. Morgan Securities Inc. ............    3,657,500
Goldman, Sachs & Co. ...................    3,657,500
Salomon Smith Barney Inc. ..............    2,660,000
Donaldson, Lufkin & Jenrette
   Securities Corporation ..............    1,128,750
PaineWebber Incorporated ...............    1,128,750
Banc of America Securities LLC .........      269,500
Credit Suisse First Boston
   Corporation .........................      269,500
Lehman Brothers Inc. ...................      269,500
Merrill Lynch, Pierce, Fenner &
   Smith Incorporated ..................      269,500
C.E. Unterberg, Towbin .................      269,500
Deutsche Bank Securities Inc. ..........       84,000
Dresdner Kleinwort Benson North
   America LLC .........................       84,000
Schroder & Co. Inc. ....................       84,000
Scott & Stringfellow, Inc. .............       84,000
Warburg Dillon Read LLC ................       84,000
                                            ---------
         Total .........................   14,000,000
                                           ==========


       The underwriting agreement provides that the obligations of the underwriters to purchase our common stock included in this offering are subject to approval of certain legal matters by counsel and other conditions. The underwriters are obligated to take and pay for all of the shares of common stock (other than those covered by the overallotment option described below) if any are taken.

       The underwriters have advised us that they propose initially to offer such shares of common stock to the public at the price to public set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

       We have granted to the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional 2,100,000 shares of common stock at the price to public less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the offering.

       We and certain of our directors and executive officers are agreeing that, with certain exceptions (including issuances by us as consideration for acquisitions or as collateral for loans related to certain acquisitions or pursuant to the exercise or conversion of outstanding securities), without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., we and certain of our directors and executive officers will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, for a period of 90 days after the date of the underwriting agreement, provided that beginning 30 days after the date of the underwriting agreement, such officers and directors may sell limited amounts of shares per day up to a total of 500,000 shares (taken in the aggregate and as a group).

       We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

       The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, in connection with the offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market following completion of the offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with the offering than they are committed to purchase from us. In addition, the underwriters may impose "penalty bids" under contractual arrangements between the underwriters and dealers participating in the offering whereby they may reclaim from a dealer participating in the offering the selling concession with respect to shares of common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

       Certain of the underwriters in this offering are acting as underwriters in the preferred securities offering. In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us and our affiliates.

       In particular, an affiliate of Salomon Smith Barney Inc. is the agent and a lender under the Texas Bridge and will receive a portion of the net proceeds of the offering if amounts are repaid thereunder. See "Use of Proceeds." Because more than 10% of the net proceeds of this offering may be paid to an affiliate of an underwriter, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

       Frank Jungers, an Advisory Director for an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, one of the underwriters, is also a director and stockholder of AES. Mr. Jungers beneficially owns 1,117,591 shares of the common stock.

       Thomas I. Unterberg, a Managing Director of C.E. Unterberg, Towbin, one of the underwriters, is also a member of AES' board of directors. Mr. Unterberg currently beneficially owns 1,267,019 shares of the common stock.


                                 LEGAL MATTERS


       The validity of the shares offered hereby and certain matters relating thereto and certain U.S. federal income taxation matters will be passed upon for us by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                                    EXPERTS

     See "Experts" in the accompanying prospectus.

P R O S P E C T U S


                                $2,500,000,000


                               [GRAPHIC OMITTED]



                               THE AES CORPORATION
              Debt Securities, Preferred Stock, Depositary Shares,
                    Common Stock, Stock Purchase Contracts,
                        Stock Purchase Units and Warrants

                              ------------------

     We will offer debt securities, preferred stock, depositary shares, common stock, stock purchase contracts, stock purchase units or warrants from time to time. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                              ------------------

     Our common stock trades on the New York Stock Exchange under the symbol "AES".

                              ------------------

     INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                              ------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
             OR ANY STATE SECURITIES COMMISSION DETERMINED IF THIS
                    PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                              ------------------

The date of this prospectus is July 13, 1999.

       You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                    --------------------------------------
                               TABLE OF CONTENTS

                    --------------------------------------




                                                      PAGE
                                                     -----
About this Prospectus ............................     2
Risk Factors .....................................     3
Where You Can Find More Information ..............     9
Incorporation of Documents by Reference ..........     9
Special Note on Forward-Looking
   Statements ....................................     9
Use of Proceeds ..................................    10
Ratio of Earnings to Fixed Charges ...............    10
The Company ......................................    10


Description of Capital Stock .....................    11
Description of Debt Securities ...................    17
Description of Stock Purchase Contracts and
   Stock Purchase Units ..........................    26
Description of Securities Warrants ...............    26
Plan of Distribution .............................    27
Legal Matters ....................................    28
Experts ..........................................    28

                             ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                                 RISK FACTORS


       Purchasers of the Securities should read this entire Prospectus carefully. Ownership of the Securities involves certain risks. The following factors should be considered carefully in evaluating AES and its business before purchasing the Securities offered by this Prospectus.

       Our high degree of leverage could affect our ability to fulfill our obligations under our securities. We had approximately $6,800 million of outstanding indebtedness at March 31, 1999. As a result, we might be significantly limited in our ability to meet our debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 1999, we had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 74%.

       Holders of our Debt Securities will be subordinated to many of our other creditors. The Senior Subordinated Debt Securities will be subordinated to all Senior Debt, including, but not limited to, the amounts outstanding under our current $600 million revolving credit facility. The Junior Subordinated Debt Securities will be subordinated to all Senior and Senior Subordinated Debt of the Company, including, but not limited to, the amounts outstanding under our current $600 million revolving credit facility. As of March 31, 1999, we had approximately $617 million in aggregate principal amount of Senior Debt and $1,686 million in aggregate principal amount of Senior and Senior Subordinated Debt.

       Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency, or similar proceedings, the holders of Senior Debt will be entitled to receive payment in full of all amounts due under all Senior Debt before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the Senior Subordinated Debt Securities; holders of Senior and Senior Subordinated Debt will be entitled to receive payment in full of all amounts due under all Senior and Senior Subordinated Debt before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the Junior Subordinated Debt Securities.

       No payments in respect of the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities may be made if

       o a default has occurred and is continuing in a payment under the Senior Debt or Senior and Senior Subordinated Debt, respectively, or

       o during certain periods when an event of default under certain Senior Debt or Senior and Senior Subordinated Debt, respectively, permits the respective lenders thereunder to accelerate the maturity thereof.

       See   "Description   of   Debt  Securities  --  Subordination  of  Senior
Subordinated   Debt   Securities"   and   "Description  of  Debt  Securities  --
Subordination of Junior Subordinated Debt Securities."

       The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of our subsidiaries. At March 31, 1999, the indebtedness and obligations of our subsidiaries aggregated approximately $5,213 million. Our ability to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from our subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of our subsidiaries with interests in power generation facilities currently have in place, and the Indentures for the Debt Securities will, except to the extent any prospectus supplement provides otherwise, permit our subsidiaries to enter into, arrangements that restrict their ability to make distributions to us by way of dividends, fees, interest, loans or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt Securities. Any right we have to receive any assets of any of our subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary).

       We do a  significant  amount of our  business  outside the United  States which presents significant risks. Our involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of our current development and acquisition activities are for projects and plants outside the United States. We have ownership interests in 104 power plants in operation or under construction, 87 of these are outside of the United States.

       The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which we may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require us to make higher investments than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

       The uncertainty of the legal environment in certain countries in which we are or in the future may be developing, constructing or operating could make it more difficult for us to enforce our respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire. International projects we own may, in certain cases, be expropriated by applicable governments. Although we may have legal recourse in enforcing our rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

       Global competition is increasing and could adversely affect us. The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than ours. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on us.

       Development Uncertainties. The majority of the projects that we develop are large and complex and the completion of any such project is subject to substantial risks. Development can require us to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which we may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that we will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or our efforts generally, will be successful. If these development efforts are not successful, we may abandon a project under development. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. Our future growth is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and our ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of our projects could, under certain circumstances, have an adverse effect on our ability to meet our obligations, including the payment of principal of, premium, if any, and interest on Debt Securities. We may also be faced with certain development uncertainties arising out of doing business outside of the United States. See "--We do a significant amount of our business outside the United States which presents significant risks."

       Our acquisitions may not perform as expected. We have achieved a majority of our growth through acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired them, we have a limited history of owning and operating many of these businesses. In addition, most of these businesses were government owned and some were operated as part of a larger integrated utility prior to their acquisition. There can be no assurances that we will be successful in transitioning these to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

       We may not be able to raise sufficient capital to fund future acquisitions and projects. Each of our projects under development and those independent power facilities we may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. We have utilized project financing loans to fund the capital expenditures associated with constructing and acquiring our electric power plants and related assets to the extent possible. Project financing borrowings have been substantially non-recourse to our other subsidiaries and affiliates and to us as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. We intend to continue to seek, where possible, such non-recourse project financing. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or our traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

       Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, we have sought and will continue to seek, in such locations, direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, we may determine that sufficient financing will ultimately not be available to fund the related project.

       In addition to the project financing loans, if available, we provide a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under our short-term credit facilities and issuances of senior subordinated notes, convertible debentures and common stock.

       Our ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, we may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of our currently operating facilities or facilities under construction, such a decision would affect our future growth.

       Our performance is dependent to a large degree on certain of our larger projects and their utility customers. The nature of most of our power projects is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on our primary source of revenues. We have sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

       We are subject to significant government regulation. Our cogeneration operations in the United States are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the Public Utility Holding Company Act, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. We are not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants we own are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. We believe that, upon the occurrence of an event that would threaten the QF status of one of our domestic plants, we would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event we were unable to avoid the loss of such status for one of our plants, to avoid public utility holding company status, we could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from our consolidated income tax group or our consolidated financial statements, or an increase or decrease in our results of operations.

       The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independent power producers and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event of a PUHCA repeal, competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on us.

       Pending electric utility industry restructuring proposals could have an adverse effect on us.

The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

       In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities from entering into long-term power purchase contracts. The effect on us of any such restructuring cannot be predicted, although any such restructuring could have a material adverse effect on us.

       From time to time we are subject to material litigation and regulatory proceedings. From time to time, we and our affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in our Annual, Quarterly and Current Reports filed with the Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on our consolidated financial position.

       Our business is subject to stringent environmental regulations. Our activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. For example, the United States Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of our power plants. There can be no assurance that we would be able to recover all or any increased costs from our customers or that our business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our financial condition or results of operations.

       Our directors and officers have significant ownership interests in us and can exert significant influence or control over matters requiring stockholder approval. As of February 2, 1999, our two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 21.7% of our outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over our affairs, including the election of our directors. As of February 2, 1999, all of our officers and directors and their immediate families together owned beneficially approximately 29.1% of our outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of our directors, our management and policies and any action requiring stockholder approval, including significant corporate transactions.

       Our adherence to our "shared principles" could have an adverse impact on our results of operations. A core part of our corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. We seek to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if we perceive a conflict between these principles and profits, we will try to adhere to our principles -- even though doing so might result in diminished or foregone opportunities or financial benefits.

       Shares eligible for future sale. From time to time, our subsidiaries incur indebtedness that is secured by a pledge of shares of our common stock held by that subsidiary. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of our common stock.

       Risk of fraudulent transfer. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of our creditors in a lawsuit to subordinate or avoid Debt Securities in favor of our other existing or future creditors. Under applicable provisions of the U.S. Bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if we at the time of issuance of Debt Securities,

       o incurred such indebtedness with intent to hinder, delay or defraud any of our present or future creditors or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or

       o received less than reasonably equivalent value or fair consideration for issuing Debt Securities and we

       o were insolvent,

       o was  rendered   insolvent  by  reason  of  the  issuance  of  the  Debt
         Securities,

       o were engaged or about to engage in business or a transaction for which our remaining assets constitute unreasonably small capital to carry on our business or

       o intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Debt Securities.

       Among other things, a legal challenge of the Debt Securities on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of our issuance of the Debt Securities.

       The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, we would be considered insolvent if the sum of our debts, including contingent liabilities, were greater than all of our assets at fair valuation or if the present fair market value of our assets were less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Debt Securities.

       Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Debt Securities are being incurred without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that we after the issuance of the Debt Securities will be solvent, will have sufficient capital for carrying on our business and will be able to pay our debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

       There is no prior public market for many of the securities that may be offered pursuant to this prospectus -- as a result there could be significant price volatility for such securities. Prior to the offering, there has been no public market for many of the securities that may be offered pursuant to this prospectus. There can be no assurance that an active trading market for any of such securities will develop or be sustained. If such a market were to develop, such securities could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

                      WHERE YOU CAN FIND MORE INFORMATION


       We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov, from where you can access our filings. Our Internet address is http://www.aesc.com.

       This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Commission under the Securities Act of 1933 (the "Securities Act"). It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information on our company and the securities offered hereby. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

       (a) Annual Report on Form 10-K for the year ended December 31, 1998;

       (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

       (c) Current Reports on Form 8-K filed on March 18, 1999, April 12, 1999, April 20, 1999, June 8, 1999 and June 11, 1999.

       You may request a copy of these filings at no cost, by writing or telephoning the office of William R. Luraschi, General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia, telephone number (703) 522-1315.


                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS


       This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about AES, including, among other things:

       o changes in company-wide operation and plan availability compared to our historical performance; changes in our historical operating cost structure, including changes in various costs and expenses;

       o political and economic considerations in certain non-U.S. countries where we are conducting or seeking to conduct business;

       o restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems;

       o regulation and restrictions;

       o legislation intended to promote competition in U.S. and non-U.S. electricity markets;

       o tariffs;

       o governmental approval processes;

       o environmental matters;

       o construction, operating and fuel risks;

       o load growth, dispatch and transmission constraints;

       o impact of the Year 2000 issue;

       o conflict of interest of contacting parties; and

       o adherence to our principles.

       We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.


                                USE OF PROCEEDS


       Unless otherwise indicated in a prospectus supplement, proceeds from the sale of the securities will be used by the Company for general corporate purposes and may be temporarily invested in short-term securities.


                       RATIO OF EARNINGS TO FIXED CHARGES


       Our ratio of earnings to fixed charges is as follows:




                                                                                           THREE
                                                                                          MONTHS
                                                                                           ENDED
                                             YEAR ENDED DECEMBER 31,                     MARCH 31,
                            ---------------------------------------------------------   ----------
                               1994        1995        1996        1997        1998        1999
                            ---------   ---------   ---------   ---------   ---------   ----------
Ratio of earnings to
  fixed charges .........       2.10        2.20        1.88        1.46        1.65        1.61

       For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which we believe to be representative of an interest factor.

       During the period from January 1, 1994 until March 31, 1999, no shares of preferred stock were issued or outstanding, and during that period the Company did not pay any preferred stock dividends.


                                  THE COMPANY


       We help to meet the world's needs by supplying electricity to customers in many countries in a socially responsible way.

       We have been successful in growing our business and serving additional customers by participating in competitive bidding under privatization initiatives. We have been particularly interested in acquiring existing businesses or assets in electricity markets that are promoting competition and eliminating rate of return regulation. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than the time periods associated with greenfield development, and usually require payment in full on transfer. We believe that our experience in competitive markets and our worldwide integrated group structure, with our significant geographic coverage and presence, enable us to react quickly and creatively in these situations. Since 1994, our total generating capacity in megawatts or MW has grown from 2,479 MW to 24,076 MW at March 31, 1999 (an increase of 871%), with the total number of plants in operation increasing from 9 to 89. Additionally, our total revenues have increased at a compound annual growth rate of 46% from $533 million in 1994 to $2,398 million in 1998, while net income has increased at a compound annual growth rate of 33% from $100 million to $311 million over the same period.

       A majority of our sales of electricity are made to customers (generally electric utilities or regional electric companies), on a wholesale basis for further resale to end users. This is referred to as the electricity "generation" business. Sales by these generation companies are usually made under long-term contracts from power plants owned by our subsidiaries and affiliates, although we do, in certain circumstances, make sales into regional electricity markets without contracts. Our ownership portfolio of power facilities includes new plants constructed for such purposes, so-called greenfield plants, as well as existing power plants acquired through competitively bid privatization initiatives and negotiated acquisitions. In the electricity generation business, we now own and operate (entirely or in part) a diverse portfolio of electric power plants (including those within integrated distribution companies) with a total capacity of 24,076 MW. Of that total, 29% are fueled by coal or petroleum coke, 24% are fueled by natural gas, 33% are hydroelectric facilities, 6% are fueled by oil, and the remaining 8% are capable of using multiple fossil fuels.


                          DESCRIPTION OF CAPITAL STOCK


       Under our certificate of incorporation (the "Certificate of Incorporation"), we are authorized to issue 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, no par value.

       The following summary contains a description of certain general terms of the common stock and the preferred stock to which any prospectus supplement may relate. Certain terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating thereto. If indicated in the prospectus supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the common stock and the preferred stock is subject to and qualified by reference to the provisions of our certificate of incorporation, and, in the case of the preferred stock, to the certificate of designation (the "Certificate of Designation") relating to each particular series of preferred stock which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.


COMMON STOCK


       As of April 30, 1999, there were 190,839,529 shares of common stock outstanding.

       The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available to pay dividends. If we liquidate our business, the holders of common stock are entitled to share ratably in all assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock in respect of which this prospectus is being delivered will be fully paid and non-assessable.

       The transfer agent for our common stock is EquiServe.

PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS

       Our common stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." The following table sets forth for the periods indicated the intra-day high and low sale prices for the common stock as reported on the Composite Tape. In July 1997, we announced a two for one stock split, in the form of a stock dividend, for holders of record on July 28, 1997 of our common stock, par value $.01 per share, which was paid on August 28, 1997. The prices set forth below are adjusted for such stock split.

                                  HIGH          LOW
                              -----------   -----------
1997
   First Quarter ..........   $34.13        $22.38
   Second Quarter .........    37.75         27.50
   Third Quarter ..........    45.25         34.63
   Fourth Quarter .........    49.63         35.00
1998
   First Quarter ..........   $54.31        $39.38
   Second Quarter .........    58.00         45.63

                                    HIGH          LOW
                                 ----------   ----------
   Third Quarter .............    55.38        23.00
   Fourth Quarter ............    47.38        32.00
1999
   First Quarter .............   $ 49.25      $ 32.81
   Second Quarter (through
      June 24, 1999) .........   $ 59.75      $ 36.75


       No cash dividends have been paid on common stock since December 22, 1993 in order to provide capital for our equity investments in projects.

       Our ability to declare and pay dividends is dependent, among other things, on

       o the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

       o our ability to service our parent company debt and

       o our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.

       The ability of our subsidiaries to declare and pay dividends and otherwise distribute cash to us is subject to certain limitations in the project loans and other documents entered into by our project subsidiaries. These limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of these periods and only after payment of principal and interest on project loans due at the end of these periods.

       Cash dividend payments on common stock are limited to a certain percentage of cash flow under our corporate credit agreement. The indentures relating to our existing senior subordinated notes preclude the payment of cash dividends if:

       o at the time of a payment of cash dividends or after giving effect thereto an event of default occurred;

       o an event that would become an event of default occurred and is continuing;

       o certain fixed charge coverage ratios are not met; or

       o if the payment of dividends, together with other restricted payments, would exceed certain limits.

PREFERRED STOCK


       As  of  April  30,  1999,   there  were  no  shares  of  Preferred  Stock
outstanding.

       Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Preferred stock, if issued, will not be entitled to any preemptive or similar rights. The prospectus supplement will describe the terms of any preferred stock being offered, including:

       o the specific designation, number of shares, seniority and purchase price;

       o any liquidation preference per share;

       o any date of maturity;

       o any redemption, repayment or sinking fund provisions;

       o any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

       o any voting rights;

       o if other than the currency of the United States, the currency or currencies including composite currencies in which such preferred stock is denominated and/or in which payments will or may be payable;

       o the method by which amounts in respect of such preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

       o whether such preferred stock is convertible or exchangeable and, if so, the securities or rights into which such preferred stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions;

       o the place or places where dividends and other payments on the preferred stock will be payable; and

       o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

       All shares of preferred stock offered hereby, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued would have priority over the common stock with respect to dividend or liquidation rights or both.
       The transfer agent for each series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION  OF  CERTAIN  PROVISIONS  OF  OUR  CERTIFICATE  OF INCORPORATION AND
BY-LAWS

       Our Certificate of Incorporation and By-Laws contain several provisions that may make the acquisition of control of the AES through a tender offer, open market purchases, a proxy fight or otherwise more difficult. Below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

       Special Meetings of Stockholders. Our By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire board of directors, by the chairman of the board of directors or by the president. Only business as specified in the notice of stockholders of the special meeting shall be considered.

       Stockholder Nomination of Directors. Our By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to our secretary of the intent to make a nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of the annual meeting. With respect to a special meeting, the notice must be given not later than the close of business on the seventh day following the earlier of

       o the date on which notice of such special meeting is first given to stockholders and

       o the date on which a public announcement of such meeting is first made.

       Each notice must include:

       o the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated;

       o a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder;

       o other information regarding each nominee proposed as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act; and

       o the consent of each nominee to serve if elected.

       The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

       The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

       Elimination of Liability; Indemnification. Except as described below, the Certificate of Incorporation eliminates the liability of members of our board of directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not release directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

       Under our By-Laws, and in accordance with Section 145 of the GCL, we shall indemnify to the fullest extent permitted by the GCL any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. These include civil, criminal, administrative or investigative proceedings by reason of the fact that the person is or was a director or officer of or employed by us, or is or was serving in that capacity or as an agent at the request of us for another entity. Our indemnification covers expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of an action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. We will indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to us in the performance of his or her duty. Derivative actions are actions by us or in the right of us to procure a judgment in our favor. Agents of ours may be similarly indemnified at the discretion of the board of directors.

       Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of a derivative action and then, where the person is adjudged to be liable to us, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought determines that the person is fairly and reasonably entitled to the indemnity and only for those expenses as the court deems proper.

       Pursuant to our By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by us. However, these advances will only be made if the indemnified person undertakes to repay all advanced amounts if it is determined that the person is not entitled to indemnification.

       In addition, under our By-Laws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us or of another corporation against any liability arising out of the person's status as director, officer, employee or agent of us whether or not we would have the power to indemnify such person against such liability under the provisions of our By-Laws. We maintain directors' and officers' insurance.


DEPOSITARY SHARES

       General. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the application prospectus supplement) of a share of a particular series of preferred stock.

       The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

       The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

       Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary  receipts  which  are  to be  prepared  without  unreasonable  delay.
Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

       Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

       If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

       Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable redemption fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

       Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

       Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

       Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

       Miscellaneous. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

       Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement.

Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

       Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                        DESCRIPTION OF DEBT SECURITIES


       The debt securities may consist of Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities. The Senior Debt Securities will be issued under an indenture (the "Senior Debt Indenture") dated as of December 8, 1998 between AES, as issuer, and The First National Bank of Chicago, as trustee. The Senior Subordinated Debt Securities will be issued under an indenture (the "Senior Subordinated Debt Indenture") dated as of July 1, 1996 between AES, as issuer, and The First National Bank of Chicago, as trustee. The Junior Subordinated Debt Securities will be issued under an indenture dated as of August 10, 1998 (the "Junior Subordinated Debt Indenture") between AES, as issuer, and The First National Bank of Chicago, as trustee. The Senior Debt Indenture, the Senior Subordinated Debt Indenture and the Junior Subordinated Debt Indenture are collectively referred to herein as the "Indentures."

       The Indentures have been incorporated by reference or included herein as exhibits to the registration statement of which this Prospectus is a part and are also available for inspection at the office of the trustee. The Indentures are subject to and governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act"). Section references contained herein are applicable to each of the Indentures. The following summaries of the Indentures are not complete. Where reference is made to particular provisions of the Indentures, these provisions, including definitions of certain terms, are incorporated by reference. The Indentures are substantially identical except for provisions relating to subordination.


GENERAL

       None of the Indentures limits the amount of debt securities which may be issued thereunder. Each Indenture provides that debt securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized by us from time to time. The prospectus supplement will describe the terms of any debt securities being offered (the "Offered Debt Securities") including:

       o the   designation,    aggregate   principal   amount   and   authorized
         denominations of the Offered Debt Securities;

       o the date or dates on which the Offered Debt Securities mature;

       o the rate or rates per annum at which the Offered Debt Securities will bear interest and the method of calculating interest rates, if any;

       o the dates on which any interest will be payable and the record dates for any interest payments;

       o any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability provisions;

       o the place where the principal of and interest on the Offered Debt Securities will be payable;

       o if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable;

       o whether the Offered Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

       o additional provisions, if any, relating to the defeasance of the Offered Debt Securities;

       o the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable;

       o whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

       o any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in each prospectus supplement relating to any particular series of debt securities offered thereby) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem these Offered Debt Securities rather than pay the additional amounts;

       o the dates on which premium, if any, will be payable;

       o our right, if any, to defer payment of interest and the maximum length of any deferral period;

       o any listing on a securities exchange;

       o the initial public offering price and

       o other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

       As described in each prospectus supplement relating to any particular series of debt securities offered thereby, the indenture may contain covenants limiting:

       o the incurrence of debt by us;

       o the incurrence of debt by subsidiaries of us;

       o the making of certain payments by us and our subsidiaries;

       o subsidiary mergers;

       o business activities of us and our subsidiaries;

       o the issuance of preferred stock of subsidiaries;

       o asset dispositions;

       o transactions with affiliates;

       o liens and

       o mergers and consolidations involving our company.

BOOK-ENTRY SYSTEMS

       If so specified in any prospectus supplement relating to debt securities, debt securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee. The Depositary has advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

       When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by each Global Security to the participants' accounts. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any. If debt securities are offered and sold directly by us, we will designate the accounts to be credited. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, the participants' records. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

       So long as the Depositary or its nominee is the owner of record of a Global Security, we consider the Depositary or its nominee the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture under which the debt securities are issued. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the debt security represented by the Global Security registered in their names, and will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture under which these debt securities are issued. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Persons who are not participants must rely on the procedures of the participant through which they own their interest. We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

       Payments of principal, premium, if any, and interest on debt securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee, as the registered owner. None of AES, the trustee or any other agent of us or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

       We have been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. We expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

       A Global Security may not be transferred except as a whole:

       o by the Depositary to a nominee or successor of the Depositary or

       o by a nominee of the Depositary to another nominee of the Depositary.

       A Global Security representing all but not part of an offering of debt securities hereby is exchangeable for debt securities in definitive form of like tenor and terms if:

       o The Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be in good standing as a clearing agency registered under the Exchange Act, and we do not appoint a successor depositary within 90 days after we receive notice or become aware of the ineligibility or

       o We in our sole discretion at any time determine not to have all of the debt securities represented in an offering of Offered Debt Securities by a Global Security and notify the trustee thereof.

       A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for debt securities registered in the names and in the authorized denominations as the Depositary for the Global Security shall direct. The debt securities of a series may also be issued in the form of one or more bearer global debt securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for that depositary identified in the prospectus supplement relating to the series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a Bearer Global Security will be described in the prospectus supplement.


SENIOR DEBT SECURITIES

       The payment of principal, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior Debt Indenture, rank equally with all unsecured and unsubordinated debt.


SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

       The payment of principal, premium, if any, and interest on the Senior Subordinated Debt Securities will, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

       Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Senior Subordinated Debt Securities.

       No payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, no payments of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by us for a period (the "Payment Blockage Period") beginning on the date of delivery of written notice of the holders and ending 179 days thereafter (unless the Payment Blockage Period shall be terminated by written notice to the trustee from the holders of Designated Senior Debt or from an agent of these holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Senior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 days.

       Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and we may be unable to meet fully our obligations with respect to the Senior Subordinated Debt Securities.

       "Debt" is defined to mean, with respect to any person at any date of determination (without duplication):

       o all indebtedness for borrowed money;

       o all obligations evidenced by bonds, debentures, notes or other similar instruments;

       o all obligations in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto);

       o all obligations to pay the deferred purchase price of property or services, except trade payables;

       o all obligations as lessee under capitalized leases;

       o all Debt of others secured by a lien on any asset of the person, whether or not the Debt is assumed by that person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to that Debt is limited to that asset, the amount of that Debt shall be limited to the lesser of the fair market value of the asset or the amount of the Debt;

       o all Debt of others guaranteed by that person to the extent that Debt is guaranteed by such person;

       o all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and,

       o to  the  extent  not  otherwise   included  in  this  definition,   all
         obligations under currency agreements and interest rate agreements.

       "Designated Senior Debt" is defined to mean:

       o Debt under the Credit Agreement dated as of August 2, 1996 (the "Credit Agreement") among The AES Corporation, the banks named on the signature pages thereof and the Morgan Guaranty Trust Company of New York, as agent for the banks, as such Credit Agreement has been and may be amended, restated, supplemented or otherwise modified from time to time; and

       o Debt constituting Senior Debt which, at the time of its determination

       o has an aggregate principal amount of at least $30 million; and

       o is specifically designated by us as "Designated Senior Debt."

       "Senior Debt" is defined to mean the principal of, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Senior Subordinated Debt Indenture; provided that Senior Debt shall not include:

       o our 8.875% Senior Subordinated Debentures due 2027, 8.50% Senior Subordinated Notes due 2007, 8.375% Senior Subordinated Notes Due 2007 and our 10.25% Senior Subordinated Notes due 2006 which rank equally with the Senior Subordinated Debt Securities;

       o our Debt to any affiliate;

       o Debt of ours that, when incurred, and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse;

       o any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Senior Subordinated Debt Securities; and

       o our redeemable stock.


SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

       The payment of principal, premium, if any, and interest on the Junior Subordinated Debt Securities will, to the extent and in the manner set forth in the Junior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all our Senior and Subordinated Debt.

       Upon any payment or distribution of assets to our creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal, premium, if any, or interest on the Junior Subordinated Debt Securities.

       No payments of principal, premium, if any, or interest in respect of the Junior Subordinated Debt Securities may be made by us if a default in any payment with respect to Senior and Subordinated Debt has occurred and is continuing. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, no payments on account of principal, premium, if any, or interest may be made by us during a Payment Blockage Period in respect of these Junior Subordinated Debt Securities (unless the Payment Blockage Period is terminated by written notice to the trustee from the holders of Designated Senior and Subordinated Debt or from an agent of such holders, or the event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Junior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the beginning of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating the Payment Blockage Period shall be the basis for the beginning of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

       Due to this subordination, in the event of insolvency, funds that would otherwise be payable to holders of Junior Subordinated Debt Securities will be paid to the holders of Senior and Subordinated Debt to the extent necessary to pay the Debt in full, and we may be unable to meet fully our obligations with respect to the Junior Subordinated Debt Securities.

       "Designated Senior and Subordinated Debt" is defined to mean

       o Debt under the Credit Agreement; and

       o Debt constituting Senior and Subordinated Debt which, at the time of its determination

        - has an aggregate principal amount of at least $30 million; and

        - is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by us.

       "Senior and Subordinated Debt" is defined to mean the principal, premium, if any, and interest on all of our Debt whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that Senior and Subordinated Debt shall not include

       o our Debt to any affiliate;

       o Debt of ours that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse;

       o any other Debt of ours which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Junior Subordinated Debt Securities, and in particular the Junior Subordinated Debt Securities shall rank equally with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with us which is a financing vehicle of ours in connection with an issuance of preferred securities by that financing entity and

       o our redeemable stock.

EVENTS OF DEFAULT

       An Event of Default, as defined in the Indentures and applicable to debt securities issued thereunder, will occur with respect to the debt securities of any series issued under the Indentures if:

       1.  we  default  in paying  principal  or  premium,  if any,  on any debt
           security  when  due,   upon   acceleration,   redemption,   mandatory
           repurchase, or otherwise;

       2. we default in paying interest on any debt security when it becomes due, and the default continues for a period of 30 days;

       3. we default in performing or breach any other covenant or agreement in the Indentures and the default or breach continues for a period of 60 consecutive days after written notice by the trustee or by the holders of 25% or more in aggregate principal amount of the debt securities of all series issued under an Indenture;

       4. a court having jurisdiction enters a decree or order for

       o relief in respect of AES or any of our Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect;

       o appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of our Material Subsidiaries or for all or substantially all of the property and assets of AES or any of our Material Subsidiaries or

       o the winding up or liquidation of the affairs of the Company or any of its Material Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

       5. AES or any of its Material Subsidiaries

       o commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

       o consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of AES or any of its Material Subsidiaries or for all or substantially all of the property and assets of AES or any of its Material Subsidiaries or

       o effects any general assignment for the benefit of creditors; or

       6. any other Events of Default set forth in the applicable prospectus supplement occur.

       If an Event of Default (other than an Event of Default specified in clause (4) or (5) with respect to AES) occurs with respect to the debt securities of any series and continues, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities may, by written notice to us, and the trustee at the request of at least 25% in principal amount of the outstanding debt securities will, declare the principal, premium, if any, and accrued interest on the outstanding debt securities to be immediately due and payable. Upon a declaration of acceleration, the principal, premium, if any, and accrued interest shall be immediately due and payable.

       If an Event of Default specified in clause (4) or (5) above occurs with respect to AES, the principal, premium, if any, and accrued interest on the debt securities shall be immediately due and payable, subject to the prior payment in full of all Senior Debt, without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding debt securities may, by written notice to us and to the trustee, waive all past defaults with respect to debt securities and rescind and annul a declaration of acceleration with respect to debt securities of that series and its consequences if:

       o all existing Events of Default applicable to debt securities of that series, other than the nonpayment of the principal, premium, if any, and interest on the debt securities that have become due solely by that declaration of acceleration, have been cured or waived and

       o the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

       For information as to the waiver of defaults, see "--Modification and Waiver."

       The holders of at least a majority in principal amount of the outstanding debt securities may direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of debt securities who did not join in giving that direction and the trustee may take any other action it deems proper that is not inconsistent with the direction received from holders of outstanding debt securities. A holder may not pursue any remedy with respect to the applicable Indenture or the debt securities of any series unless:

       o the holder gives the trustee written notice of a continuing Event of Default;

       o the holders of at least 25% in principal amount of outstanding debt securities make a written request to the trustee to pursue the remedy;

       o the holder or holders offer and, if requested, provide the trustee indemnity satisfactory to the trustee against any costs, liability or expense;

       o the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and

       o with that 60-day period, the holders of at least a majority in principal amount of the outstanding debt securities do not give the trustee a direction that is inconsistent with the request.

       However, these limitations do not apply to the right of any holder of a debt security to receive payment of the principal, premium, if any, or interest on, that debt security or to bring suit for the enforcement of any payment, on or after the due date expressed in the debt securities, which right shall not be impaired or affected without the consent of the holder.

       Each of the Indentures requires that certain of our officers certify, on or before a date not more than four months after the end of each fiscal year, that to the best of those officers' knowledge, we have fulfilled all our obligations under the Indenture. We are also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under any of the Indentures.

       "Material Subsidiary" of a Person is defined to mean, as of any date, any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act of 1933.

       "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

       "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.


MODIFICATION AND WAIVER

       The Indentures may be amended or supplemented without the consent of any holder of debt securities to:

       o cure ambiguities, defects, or inconsistencies;

       o comply with the terms in "Restriction on Mergers, Consolidations and Sales of Assets" described below;

       o comply with any requirements of the Commission in connection with the qualification of the Indentures under the Trust Indenture Act of 1939;

       o evidence and provide for the acceptance of appointment with respect to the debt securities by a successor Trustee;

       o establish the form or forms of debt securities of any series;

       o provide for uncertificated debt securities and to make all appropriate changes for such purpose; and

       o make any change that does not adversely affect the rights of any holder.

       Other modifications and amendments of the Indentures may be made with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by the amendment (all such series voting together as a single class). However, no modification or amendment may, without the consent of each holder affected:

       o change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any debt security;

       o reduce the principal amount, premium, if any, or interest on, any debt security;

       o reduce the above-stated percentage of outstanding debt securities, the consent of whose holders is necessary to modify or amend that Indenture with respect to the debt securities of any series issued under that Indenture;

       o reduce the percentage or principal amount of outstanding debt securities, the consent of whose holders is necessary for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

       A supplemental indenture which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of debt securities issued under an Indenture, or which modifies the rights of holders of debt securities of that series with respect to that covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the holders of debt securities of any other series issued under the Indenture or of the coupons appertaining to those debt securities. It is not necessary for the consent of the holders under this section of an Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it is sufficient if the consent approves the substance thereof. After an amendment, supplement, or waiver under this section of an Indenture becomes effective, we will give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. We will mail supplemental indentures to holders upon request. Any failure of us to mail a notice, or any defect therein, will not affect the validity of any supplemental indenture or waiver.


RESTRICTION ON MERGERS, CONSOLIDATIONS
AND SALES OF ASSETS

       Pursuant to the Indentures, we may not consolidate with, merge with or into, or transfer all or substantially all of our assets to any Person unless:

       o AES shall be the continuing Person, or, if AES is not the continuing Person, the Person formed by such consolidation or into which we merged or to which properties and assets of ours are transferred is a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and expressly assumes in writing all the obligations of ours under the Notes,

       o immediately after giving effect to such transaction no Event of Default has occurred and is continuing and

       o other conditions as may be established in connection with the issuance of the applicable Debt Securities are met.


DEFEASANCE AND DISCHARGE

       The Indentures provide that we are deemed to have paid and will be discharged from all obligations in respect of the debt securities of any series on the 123rd day after the deposit referred to below has been made, and that the provisions of an Indenture will no longer be in effect with respect to the debt securities issued thereunder (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things,

       o we have deposited with the trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, will provide money in an amount sufficient to pay the principal, premium, if any, and accrued interest on the applicable debt securities, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be, in accordance with the terms of the Indenture and the applicable debt securities,

       o we have delivered to the trustee

         - either

             -- an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of our option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of the Indenture that a ruling is no longer required or

           -- a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and

       o an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or
         Section 15 of the New York Debtor and Creditor Law,

       o immediately after giving effect to that deposit on a pro forma basis, no Event of Default has occurred and is continuing on the date of the deposit or during the period ending on the 123rd day after the date of the deposit, and the deposit will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound,

       o we are not prohibited from making payments in respect of the applicable debt securities by the subordination provisions contained in an Indenture and

       o if at that time the applicable debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of a deposit, defeasance and discharge.

       As more fully described in the prospectus supplement, the Indentures also provide for defeasance of certain covenants.

       DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS


       We may issue Stock Purchase Contracts, which represent contracts obligating holders to purchase from us a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

       The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not be complete and will be qualified by reference to the stock purchase contracts, and, if applicable, additional arrangements, relating to the stock purchase contracts or stock purchase units.


                       DESCRIPTION OF SECURITIES WARRANTS


       We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate presenting the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

       The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

       o the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

       o the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

       o the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

       o the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

       o United States Federal income tax consequences applicable to the securities warrants; and

       o any other terms of the securities warrants.

       Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

       Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

       Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

       o in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

       o in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                             PLAN OF DISTRIBUTION

       We may sell the securities in any of three ways (or in any combination thereof):

       o through underwriters or dealers;

       o directly to a limited number of purchasers or to a single purchaser; or

       o through agents.

       The prospectus supplement will set forth the terms of the offering of such securities, including

       o the name or names of any underwriters, dealers or agents and the respective amounts of securities underwritten or purchased by each of them,

       o the initial public offering price of the securities and the proceeds to us and any discounts, commissions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

       Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the securities if any are purchased.

       If a dealer is utilized in the sale of any offered securities, we will sell those securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

       Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

       We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

       Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS


       The legality of the Securities offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS


       The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this prospectus by reference from The AES Corporation's Current Report on Form 8-K dated March 18, 1999, and the related financial statement schedules incorporated in this prospectus by reference from The AES Corporation's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


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